November 16, 2010
VIA EDGAR AND HAND DELIVERY
Karen J. Garnett, Associate Director
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E.
Washington, DC 20549

Re:	CTPartners Executive Search LLC Registration Statement on Form S-1 Filed September 3, 2010 File No. 333-169224
Dear Ms. Garnett:
     We are writing this letter to respond to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 10, 2010 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by CTPartners Executive Search LLC (the “Company”) on September 3, 2010. For your convenience, we have repeated your comments in italics followed by the Company’s response. Simultaneously with the filing of this letter, the Company is filing Amendment No. 3 (the “Amendment”) to the Registration Statement to reflect changes made in response to comments set forth in the Comment Letter. All page references are to the version of the Amendment filed on the date hereof.
     Please find enclosed four copies of the Amendment marked to show changes from the original Registration Statement. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Karen J. Garnett, Associate Director
November 16, 2010

Use of Proceeds, page 18
1.	We have reviewed your response to our Comment No. 13 and note that the maturity of the promissory note is based on the Company’s revenues. Please revise to clarify how your revenues will determine the maturity date.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the second bullet point on page 18 of the Amendment to reflect the manner in which the promissory note’s maturity is determined.
Competition, page 43
2.	We note your response to comment 21 and the supporting article from Executive Recruiter News. Please tell us the basis for your statement that there are only five large executive search firms that compete on an international scale. Revise your disclosure to explain what you mean by “large” and to clarify the total number of firms with international practices.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 43 by, among other things, deleting the second sentence of that paragraph.
Management, page 44
3.	We have reviewed your disclosure in response to comment 23 from our letter dated October 4, 2010. Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Sullivan should serve as a director. Refer to Item 401(e) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Amendment.
Summary Compensation Table, page 52
4.	We note your response to comment 26 in our letter dated October 4, 2010, which states that the performance units should not be viewed as equity compensation. We further note your disclosure under the heading “Performance Unit Plan”, which states that the “performance unit plan worked much like a phantom stock plan”. Under Item 402(m)(5)(i) of Regulation S-K, the term stock includes instruments such as phantom stock and phantom stock units. As such, please include the award of performance units

Karen J. Garnett, Associate Director
November 16, 2010

in the summary compensation table. In addition, please provide a table reflecting outstanding equity awards at fiscal year-end. Alternatively, please provide your analysis of why you believe these performance units are not equity.
RESPONSE: In response to the Staff’s comment, the Company has added a footnote to the summary compensation table on page 52 to reflect that the performance units granted to the named executive officers in 2009 had no value based on the method used to measure their grant date fair value as referenced in Note 8 of our audited consolidated financial statements on pages F-17 and F-18. In addition, the Company has added a table reflecting outstanding equity awards at fiscal year-end on page 53 of the Amendment.
Principal and Selling Securityholders, page 53
5.	Please revise the table to include a separate column showing the number of shares being sold by each selling security holder in the offering. Refer to Item 507 of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised the table appearing on pages 54 and 55 of the Amendment to include a separate column showing the number of shares being sold by each selling securityholder in the offering.
Consolidated Statements of Members’ Equity (Deficit), page F-5
6.	We note your response to prior comment 30 and reissue the comment. Although redeemable equity is classified separate from permanent equity on the balance sheet, it is considered equity for purposes of Rule 3-04 of Regulation S-X. As such, please provide a reconciliation of the beginning balance and ending balance of Redeemable Member Units for each period an income statement is required to be filed. This reconciliation may be provided on the face of the consolidated statements of members’ equity (deficit), in a separate statement or in a note to the financial statements. To the extent that the reconciliation is included in the consolidated statements of members’ equity (deficit), please do not include redeemable interests in the permanent equity total.
RESPONSE: In response to the Staff’s comment, the Company has included a reconciliation of Redeemable Member Units in Note 2 to the notes to the consolidated financial statements on page F-14.

Karen J. Garnett, Associate Director
November 16, 2010

Notes to Consolidated Financial Statements, page F-7
Note 1. Basis of Presentation and Significant Accounting Policies, page F-7
Reimbursements, page F-7
7.	We note your response to prior comment 31. Please revise your disclosure on page 25, which states that the amount of reimbursements included in total revenue may not always correspond with the amount of reimbursable expenses due to timing differences, to be consistent with your response and with your disclosure on page F-7.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Amendment.
Accounts Receivable, page F-7
8.	We note your response to prior comment 32 and reissue the comment. Please revise your disclosure to include all of the disclosures required by ASC 310-10-50-6 and 7. In this regard, we note that the exemption under ASC 310-10-50-7B(c) does not apply to the disclosures required by ASC 310-10-50-6 and 7. Please also disclose the amount of the allowance for doubtful accounts as of the most recent interim balance sheet in the notes to the condensed financial statements. In this regard, we note that accounts receivable, net, is material to your interim financial statements and that this balance increased significantly in the interim period.
RESPONSE: In response to the Staff’s comment, the Company does not accrue interest on its accounts receivable; and therefore, the Company does not place any accounts receivable on nonaccrual status. The Company believes that it has made all of the applicable disclosures required of ASC 310-10-50-6 and 7. In addition, the Company has disclosed the amount of the allowance for doubtful accounts as of the most recent interim balance sheet in Note 2 to the notes of the condensed consolidated financial statements on page F-27.
Unaudited Pro Forma Members’ Equity (Deficit), page F-12
9.	We note your response to prior comment 37. Please revise to include the one-time tax expense of approximately $5.5 million in the pro forma effect of income tax expense on the unaudited pro forma members’ equity (deficit) as of December 31, 2009, or tell us how you determined you were not required to include this amount. Refer to Rule 11-02(b)(6) of Regulation S-X.

Karen J. Garnett, Associate Director
November 16, 2010

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages F-12, F-13 and F-28 of the Amendment.
Signatures
10.	We note your response to comment 41 from our letter dated October 4, 2010. Disclosure on page 47, however, states that your full board of managers was comprised of employees of the company, including Mr. Sullivan and Mr. Nocifora. Please revise to reconcile this statement with your signature page.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Amendment.
Draft Legal Opinion
11.	We note that counsel has opined that the shares “will be” validly issued, fully paid, and non-assessable. With respect to shares being offered by the selling shareholders, counsel should opine that the shares “have been” validly issued, fully paid, and non-assessable. Please provide a revised opinion or tell us why counsel is unable to provide this opinion with respect to the resales.
RESPONSE: In response to the Staff’s comment, the Company is supplementing and submitting under separate cover a revised draft opinion for the Staff’s review.
     We are grateful for your assistance in the matter. Please do not hesitate to call me at 216.583.7118 with any questions you may have with respect to the foregoing.

Sincerely, Howard Groedel

cc:	Brian M. Sullivan
Chief Executive Officer, CTPartners Executive Search LLC
1868983.2
32772.00001